June 9, 2026

Zachary C. Parker
Chief Executive Officer
DLH Holdings Corp.
3565 Piedmont Road, NE
Building 3, Suite 700
Atlanta, Georgia 30305

        Re: DLH Holdings Corp.
            Registration Statement on Form S-3
            Filed June 4, 2026
            File No. 333-296492
Dear Zachary C. Parker:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services